December 19, 2019

Michael Achary
Chief Financial Officer
Hancock Whitney Corporation
Hancock Whitney Plaza, 2510 14th Street
Gulfport, Mississippi 39501

       Re: Hancock Whitney Corporation
           Form 10-K
           Filed March 1, 2019
           File No. 001-36872

Dear Mr. Achary:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed March 1, 2019

Visa Class B Derivative Contract, page 110

1. We note you sold the majority of your Visa Class B holdings in the fourth quarter of 2018 for a net gain of $33.2 million. Please tell us how you calculated the net gain. Also, please tell us the following:

           the number of shares you held at December 31, 2018, how you accounted for the shares, the accounting guidance supporting your accounting policies, and the value and how you determined the value of these shares.

      Please revise future filings to disclose your accounting policies related to these shares.
 Michael Achary
FirstName LastNameMichael Achary
Hancock Whitney Corporation
December NameHancock Whitney Corporation
Comapany19, 2019
Page 2
December 19, 2019 Page 2
FirstName LastName
Form 10-Q Filed November 12, 2019

Selected Financial Data, page 49

2. We note you characterize the provision for loan losses related to the DC Solar bankruptcy as nonoperating and you exclude the amount from your non-GAAP financial measure operating earnings and related non-GAAP financial metrics. Please change the name of this non-GAAP measure to more accurately reflect its content, eliminating the use of the word "operating." In this regard, credit risk and the management of credit risk related to customer bankruptcies, including potential fraud, appear to be part of the typical operating functions of a lending institution. Alternatively, do not exclude the provision for loan losses from your operating earnings non-GAAP measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 if you have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance